Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

28th Jan 2022

Vedanta Limited

Consolidated Results for the 3rd Quarter and Nine months ended 31st Dec 2021

Financial

•	Record consolidated quarterly Revenue of ₹ 33,697 crore, up 50% Y-o-Y

•	Highest ever quarterly EBITDA of ₹ 10,938 crore, up 42% Y-o-Y

•	Attributable PAT (before exceptional items) at ₹ 4,189 crore, up 27% Y-o-Y

•	Record consolidated Nine months Revenue of ₹ 91,850 crore, up 56%

•	Highest ever Nine months EBITDA of ₹ 31,551 crore, up 73%

ESG

•	Aluminium became the largest industrial consumer of renewable energy in India

•	Jharsuguda collaborates with GEAR India for India’s largest E-forklift fleet

•	Improved MSCI rating to B (earlier CCC) and CDP rating to B (earlier B-)

•	Board has approved revised COC* to strengthen corporate governance

•	3,000th Nandghar established, benefitting 120,000+ children & 90,000 women

Operational

•	Record performance at Aluminium, Zinc India, ESL and Facor

•	Double digit growth across other business segments, sustained production at Oil

•	Leveraging Portfolio with acquisition of NICOMET, became the sole producer of Nickel in India

Capital Allocation & Shareholder’s return

•	Net Debt at ₹ 27,576 crore, reduced by ₹ 7,781 crore Y-o-Y

•	Net Debt/EBITDA ratio at 0.7x, maintained at low level

•	2nd interim dividend pay-out of ₹ 5,019 crore (₹ 13.5 per share) in Q3 FY2022, record YTD dividend of ₹ 32.0 per share

*	Code of Business Conduct and Ethics

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 1 of 11
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the Quarter ended 31st Dec 2021

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the third quarter (Q3) and nine months ended 31st December 2021.

Financial Highlights

Q3 FY2022

•	Revenue of ₹ 33,697 crore, up 50% Y-o-Y

•	EBITDA of ₹ 10,938 crore, up by 42% Y-o-Y

•	Robust Industry leading EBITDA margin[1] of 37%

•	Att. PAT (before exceptional items) at ₹ 4,189 crore, up 27% Y-o-Y

Other Financial Highlights

•	Strong double-digit ROCE at c.25%

•	Net Debt/EBITDA at 0.7x, maintained at low level

•	Net Debt at ₹ 27,576 crore, reduction of ₹ 7,781 crore from 31st December 2020

•	Strong liquidity position with total cash and cash equivalent at ₹ 25,207 crore

•	Second Interim Dividend of ₹ 13.5 per share; ₹ 5,019 crore in Q3 FY 2022

•	India Ratings has upgraded outlook from ‘Stable’ to ‘Positive’ with AA- rating

Mr Sunil Duggal, Chief Executive Officer, said “We are happy to announce that we have taken a number of actions in the last three months to further the journey of ESG transformation that was laid out last quarter. With the commitment to transforming the planet and becoming net-zero carbon by 2050 or sooner, the momentum for decarbonatization across the business has increased with the focus areas being renewable energy, fuel switch, fleet electrification, plantations & afforestation. We have entered into number of partnerships to brings best-in-class expertise and also strengthen our commitment to transforming the communities and the workplace. This has also been reflected in Vedanta’s ESG ratings which have seen an upward trend in terms of ratings by external agencies like Sustainayltics, MSCI and CDP etc.

We delivered another strong quarter, with record quarterly and nine monthly Revenue and EBITDA. We reported consolidated quarterly Revenue of ₹ 33,697 crore, up 50% Y-o-Y, quarterly EBITDA of ₹ 10,938 crore, up 42% Y-o-Y, and quarterly attributable PAT (before exceptional items) of ₹ 4,189 crore, up 27% Y-o-Y, with sustained margins benefitting from operational efficiencies and high commodity prices despite input commodity headwinds. Overall, we have had a very good 9-months run with highest ever 9M production across almost all of our businesses. Q3 played a big part in it with highest ever quarterly production from HZL, Aluminium & ESL. Our commitment remains unchanged towards shareholders return and capital allocation. We reduced net debt by ₹ 7,781 crore Y-o-Y while maintaining net debt / EBITDA at low level of 0.7x and rewarded shareholders with 2nd interim dividend of INR 13.5 per Share, entailing a pay-out of ₹ 5,019 crore in this quarter “.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 2 of 11
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the Quarter ended 31st Dec 2021

ESG Journey: Transforming for Good

Actions in support of the Greater Good

•	ESG Transformation Program

•	Supported by the three pillars of

•	Transforming Communities

•	Transforming the Planet

•	Transforming the Workplace

Net Zero by 2050 or sooner

•	RENEWABLE ENERGY: 2.5 GW RTC by 2030; reducing 25% absolute GHG emissions

•	500 MW round the clock RE power purchase under final approvals

•	Vedanta becomes the largest industrial consumer of Renewable Energy in India – procured >2 billion units of RE from IEX & PXIL leading to 1.54 million tons CO2e reduction

•	FLEET ELECTRIFICATION: 100% LMV fleet conversion to EV by 2030

•	Jharsuguda: Collaborated with GEAR India; Supply of lithium-ion fork-lifts; India’s largest e-forklift fleet; 250KLPA Diesel saving

•	HZL: signed MoU with Normet & Epiroc; supply of Battery-powered UG fleet

•	ESL: Tie-up with Tata Motors for EVs (LMV); Tie-up with Eveez for 100% EVs for within the plant transportation

•	Cairn: commits 100% fleet electrification by 2025

•	FUEL SWITCH: Structurally moving towards cleaner fuels

•	VAL-Lanjigarh signs partnership with GAIL; supply of natural gas for refinery; potential for reducing plant GHG intensity by 10%

•	PLANTATIONS & AFFORESTATION

•	HZL commits to plant 1 million trees by FY2025; Cairn commits to plant 2 million trees by FY2030

•	VAL-Jharsuguda plants 20,000 trees in a day; 2.5 lacs trees in nine months

•	PARTNERSHIPS & COLLABORATIONS

•	MoU to be signed with TERI as implementation partner for multiple environmental initiatives – water, habitat, climate

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 3 of 11
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the Quarter ended 31st Dec 2021

Other Critical ESG Actions

•	Water: Net water positive by 2030

•	Onboarded Agency for water positivity roadmap, water accounting across BUs

•	High impact initiatives – Ash-pond water reuse at Aluminium; Rainwater harvesting at Cairn; STP water usage at HZL; ZLD at ESL/HZL - Projects in progress

•	3,000 KLD Zero Liquid Discharge plant commissioned at HZL’s Debari unit

•	WASTE MANAGEMENT & CIRCULAR ECONOMY: Aim for 100% utilization of HVLT wastes

•	Specific projects underway for Jarofix, Red mud, Slag, Fly ash 100% utilization; Utilized 106% of fly-ash generated YTD

•	VAL-BALCO; Dispatched fly-ash 1st rake to Cement industries (6.1kt); Partnered with NHAI - 12-13% annual fly ash offtake

•	VAL- Lanjigarh- 32kT Red mud dispatched to Wonder Cement & Ultratech for Pilot

•	CORPORATE GOVERNANCE

•	Remodeled Code of Business Conduct and Ethics based on benchmarking with Global Standards and practices

•	Redrafted to ensure comprehensive coverage of all elements in structured manner

•	DIVERSITY & INCLUSION: Promote gender parity, diversity & inclusivity

•	Diversity, Equity and Inclusion Council established

•	All Women security teams deployed at Cairn & Aluminium

•	Women’s mine at HZL Zawar mine

•	COMMUNITY

•	3,000th Nandghar established benefitting 120,000+ children & 90,000 women

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 4 of 11
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the Quarter ended 31st Dec 2021

Operational Highlights Q3 FY2022

•	Aluminium:

•	Record Aluminium production of 578kt, up 16% Y-o-Y

•	Alumina production of 472kt, up 16% Y-o-Y

•	Zinc India

•	Record refined metal production of 261kt, up 11% Y-o-Y

•	Mined metal production of 252kt, up 3% Y-o-Y

•	Zinc International:

•	Gamsberg MIC production of 41 kt, down 5% Y-o-Y

•	Oil & Gas:

•	Average gross operated production of 159 kboepd for Q3 FY2022, flat Y-o-Y

•	Infill wells development projects commenced

•	Iron Ore:

•	Karnataka sales at 1.5 Mnt, up 24% y-o-y

•	Pig iron production of 202 kt, up 39% Y-o-Y

•	Commercial production started at recently acquired cement plant

•	Nickel:

•	With NICOMET acquisition became the sole producer of Nickel in India

•	Steel:

•	Record Hot Metal production at 379kt post acquisition, up 2% Y-o-Y

•	Highest ever saleable production at 350 kt post acquisition, up 3% Y-o-Y

•	FACOR:

•	Record Fe Chrome production of 20 kt in Q3 FY22, up 13% Y-o-Y

•	EBITDA margin at $590 per tonne, ~5 times Y-o-Y

•	Copper India:

•	Due legal process is being followed to achieve a sustainable restart of the operations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 5 of 11
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the Quarter ended 31st Dec 2021

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In ₹ crore, except as stated)

	Q3%			Q2%		9M
Particulars	FY2022	FY2021	Change	FY2022	Change	FY2022	FY2021
Net Sales/Income from operations	33,697	22,498	50%	30,048	12%	91,850	58,989
Other Operating Income	400	237	68%	353	13%	1,060	826
EBITDA	10,938	7,695	42%	10,582	3%	31,551	18,234
EBITDA Margin[1]	37%	39%	(6%)	40%	(8%)	39%	35%
Finance cost	1,216	1,321	(8%)	1,066	14%	3,464	3,885
Investment Income	516	771	(33%)	579	(11%)	1,821	2,409
Exploration cost write off[2]	68	0	0%	51	33%	215	0
Exchange gain/(loss) - on operational)	(67)	177	(138%)	(74)	(9%)	(191)	200
Profit before Depreciation and Taxes	10,103	7,322	38%	9,970	1%	29,501	16,958
Depreciation & Amortization	2,274	1,912	19%	2,118	7%	6,516	5,583
Profit before Exceptional items	7,829	5,410	45%	7,852	(0%)	22,985	11,375
Exceptional Items Credit/(Expense)[3]	(37)		0%	(46)	(19%)	(217)	95
Profit Before Tax	7,792	5,410	44%	7,806	(0%)	22,768	11,470
Tax Charge/ (Credit)	2,449	1,186	107%	2,010	22%	6,394	4,033
Tax on Exceptional items/ (Credit)	(11)	0	0%	(16)	(32%)	(74)	33
Profit After Taxes	5,354	4,224	27%	5,813	(8%)	16,448	7,404
Profit After Taxes before exceptional items	5,380	4,224	27%	5,842	(8%)	16,591	7,342
Minority Interest	1,190	925	29%	1,197	(1%)	3,446	2,234
Attributable PAT	4,164	3,299	26%	4,615	(10%)	13,003	5,170
Attributable PAT before exceptional items	4,189	3,299	27%	4,644	(10%)	13,113	5,138
Basic Earnings per Share (₹/share)	11.24	8.91	26%	12.46	(10%)	35.09	13.96
Basic EPS before Exceptional items	11.31	8.91	27%	12.53	(10%)	35.39	13.87
Exchange rate (₹/$) - Average	74.90	73.74	2%	74.02	1%	74.23	74.48
Exchange rate (₹/$) - Closing	74.37	73.02	2%	74.21	0%	74.37	73.02

1.	Excludes custom smelting at Copper business
2.	Pertains to unsuccessful exploration wells write off Open Acreage Licensing policy (OALP) blocks at Cairn
3.	Exceptional Items Gross of Tax

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 6 of 11
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the Quarter ended 31st Dec 2021

Revenue

Revenue for Q3 FY2022 was at ₹ 33,697 crore, higher by 50% Y-o-Y, primarily supported by improved commodity prices and higher sales volume across businesses, partially offset by lower sales volume at Zinc International and Iron & Steel business.

Revenue for Q3 FY2022 was higher by 12% Q-o-Q, primarily supported by improved commodity prices and higher sales volume across businesses, partially offset by lower sales volume at Zinc International and Oil & gas business.

EBITDA and EBITDA Margin

EBITDA for Q3 FY2022 was at ₹ 10,938 crore, higher by 42% Y-o-Y, primarily supported by improved commodity prices. This was partially offset higher Cost of production impacted by input commodity inflation.

EBITDA for Q3 FY2022 was higher by 3% Q-o-Q, primarily supported by improved commodity prices and higher sales volume across businesses, partially offset by higher Cost of production impacted by input commodity inflation.

We had a robust EBITDA margin1 of 37% during the quarter compared to 39% in Q3 FY2021 and 40% in Q2 FY2022.

Depreciation & Amortization

Depreciation & amortisation for Q3 FY2022 was at ₹ 2,274 crore, higher by 19% Y-o-Y, primarily on account of higher depletion charge at Oil & Gas, capitalization at Aluminium and Zinc India business.

Depreciation & amortisation for Q3 FY2022 was up by 7% Q-o-Q, mainly due to higher capitalisation at Aluminium and Zinc India business, partially offset by lower ore production at Zinc International.

Finance Cost and Investment Income

Finance cost for Q3 FY2022 was at ₹ 1,216 crore, down by 8% Y-o-Y, mainly due to lower average borrowings, partially offset by increased rate of borrowings.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 7 of 11
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the Quarter ended 31st Dec 2021

Finance cost for Q3 FY2022 was up by 14% Q-o-Q, mainly due to higher average borrowings and amortization of finance cost.

Investment Income for Q3 FY2022 was at ₹ 516 crore, down by 33% Y-o-Y and 11% Q-o-Q, due to Mark to Market movement and change in Investment mix.

Exceptional Items

Exceptional items for Q3 FY2022 was at ₹ 37 crore, primarily on account of CWIP impairment at Doswada.

Taxes

The normalized ETR was 30% (excl. tax on exceptional items) compared to 27% in Q3 FY2021 and 26%in Q2 FY2022.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) before exceptional items for the quarter was at ₹ 4,189 crore up 27% Y-o-Y and down 10% Q-o-Q.

EPS for the quarter was at ₹ 11.24 per share compared to ₹ 8.91 per share in Q3 FY2021 and ₹ 12.46 per share in Q2 FY2022.

Balance Sheet

We have strong cash and cash equivalents of ₹ 25,207 crore. The Company follows a Board-approved investment policy and invests in high quality debt instruments with mutual funds, bonds, and fixed deposits with banks.

Gross debt was at ₹ 52,783 crore on 31st December 2021, deleveraged by ₹ 9,629 crore Y-o-Y. This was mainly due to deleveraging at Zinc India and Aluminium business.

Net debt was at ₹ 27,576 crore on 31st December 2021, reduction of ₹ 7,781 crore Y-o-Y, primarily driven by strong cash flow from operations and repayment of inter-company loan from Vedanta Resources, offset by capex and dividend payment.

•	CRISIL Ratings at AA- with positive outlook

•	India Ratings at AA- with positive outlook

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 8 of 11
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the Quarter ended 31st Dec 2021

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the past quarter, we received the following recognitions:

1.	Hindustan Zinc’s Dariba Smelting Complex won the Prestigious ‘CII-National Awards for Excellence in Water Management’

2.	Vedanta Limited, Jharsuguda awarded under the Gold category ‘Kalinga Environment Excellence Award, 2020’ for Aluminium Smelting and Captive Power plant and Silver award for Power plant category

3.	Balco won the ‘SABERA Award 2021’ for its CSR efforts under the Responsible Business of the Year category

4.	Lanjigarh won Gold at the ‘CSR Times Award 2021’

5.	Cairn HR Team won the ‘Human Capital Award’ for ‘Developing Future Leaders’ by Frost & Sullivan

6.	Vedanta IOK bagged ‘Best Employer Brand Award’ at South India Best Employer Brand Awards 2021 held by World HRD Congress

7.	Sterlite Copper (Silvassa) wins the “Challengers Award” at the Sustainability 4.0 Awards 2021 under Mega Large Business Metals Category

8.	Balco bagged 2nd prize for ‘Best Pavilion’ at Rajyotsava, 2021, a festival organized by Govt. of Chhattisgarh commemorating the state’s 21st Foundation Day

9.	BALCO was recognized by News 18 (MP & Chhattisgarh) as Great Place To Work

10.	Jharsuguda won the ‘FICCI CSR Award’ under Women empowerment category for Project Subhalaxmi Co-operative

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 9 of 11
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the Quarter ended 31st Dec 2021

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website https://www.vedantalimited.com/Pages/FinancialReports.aspx

Following the announcement, a conference call at 6:00 PM (IST) on Jan 28, 2021, will be there, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event	Telephone Number
Earnings conference call on Jan 28, 2022 from 6:00 - 7:00 PM (IST)	Universal Dial-In	+91 22 6280 1114 +91 22 7115 8015
	India National Toll Free	1 800 120 1221
		Canada	01180014243444
		Hong Kong	800964448
		Japan	00531161110
	International Toll Free*	Netherlands	08000229808
		Singapore	8001012045
		UK	08081011573
		USA	18667462133

	International Toll*	HongKong	+852 30186877
		Japan	+81 345899421
		Singapore	+65 31575746
		SouthAfrica	+27 110623033
		UK	+44 2034785524
		USA	+1 3233868721

Online Registration Link	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=5525803&linkSecurityString=164548598a

Call Recording	Will be available on website January 30, 2022 onwards

*	In case of dial-ins from any other country, please use the online registration link for relevant dial in numbers

For further information, please contact:

Investor Relations Varun Kapoor Director – Investor Relations Raksha Jain Deputy Head (Equity) – Investor Relations	vedantaltd.ir@vedanta.co.in

Communications Ms. Ritu Jhingon Director Communications, PR & Branding	ritu.jhingon@vedanta.co.in

Mr. Abhinaba Das Head, Media Relations	abhinaba.das@vedanta.co.in

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 10 of 11
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the Quarter ended 31st Dec 2021

About Vedanta Limited:

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. Vedanta is committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programs with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, ICSI National Award 2020 for excellence in Corporate Governance, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange.

For more information, please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 11 of 11
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394